

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 8, 2014

Via E-mail
Rosy Rodrigues
President and Chief Executive Officer
Baixo Relocation Services, Inc.
H. 190/5 Central Horte
Aquem, Baixo, Goa, India 403601

Re: **Baixo Relocation Services, Inc.**
        Registration Statement on Form S-1
        Filed June 11, 2014
        File No. 333-196663

Dear Ms. Rodrigues:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. It appears that you may be a blank check company as defined by Rule 419 under the Securities Act of 1933, as amended. In this regard, we note the following:

    - your disclosure indicates that you are a development stage company issuing penny stock;
    - you have not commenced operations and it is unclear whether you will be able to do so in the next 12 months;
    - you have a net loss of $625 to date and you have not generated any revenues to date;
    - you have assets of only $25,000 consisting only of cash; and
    - your registration statement contains very general disclosure related to the nature of your business and your business plan.

In the adopting release of Rule 419, the Commission stated that "it will scrutinize registered offerings for attempts to create the appearance that the registrant is not a development stage company or has a specific business plan, in an effort to avoid the application of Rule 419." Therefore, please provide a detailed analysis addressing each of the issues described above in explaining why you believe the company is not a blank check company and disclose whether you plan to merge with an unidentified company. Alternatively, please revise the registration statement to comply with Rule 419 and prominently disclose that you are a blank check company.

2. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

3. It appears that you are a shell company as defined in Securities Act Rule 405, because you have no or nominal assets (or assets consisting solely of cash or cash equivalents), and you have no or nominal operations (including no revenues or agreements with customers, suppliers, or manufacturers). Accordingly, please revise your prospectus, including the cover page and prospectus summary, to disclose that you are a shell company; please further disclose in appropriate places, including the Risk Factors section, the consequences, challenges and risks of that status, such as the restrictions on your ability to use registration statements on Form S-8, the limitations on the ability of your security holders to use Rule 144 and the potential reduced liquidity or illiquidity of your securities. If you do not believe you are a shell company, please supplementally provide us with an appropriate legal analysis.

4. In "The Offering" section on page 6 and the "Plan of Distribution – Deposit of Offering Proceeds" section on page 15, please revise your disclosure to discuss the fact that, during the offering, you will not place funds received from investors in escrow, as well as the consequences of such fact.

5. In the "Summary," "Business" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" sections, please state that you have no agreements or contractual relationships with any third-party service providers, customers or website designers.

Registration Statement Cover Page

6. It appears that you may be engaged in a delayed or continuous offering of the shares registered. If so, please include and check the box for Rule 415.

Risk Factors, page 7

7. We note that you do not intend to place your subscription funds into an escrow account. Please include a risk factor discussing the risks associated with this fact, including the risk of attachment by your creditors and investors' subsequent loss of investment amounts due to holding the funds in an operating account.

There Is Substantial Uncertainty as to Whether We Will Continue as a Going Concern, page 7

8. We note that your auditor has issued a going concern opinion. Please provide an estimate as to the amount of capital you will need to continue as a going concern for the next 12 months.

If a Market for Our Common Stock Does Not Develop, page 10

9. It appears that you intended to state in the third sentence of this risk that you can provide no assurance that your shares will be *quoted* or, if *quoted*, that a market will materialize. Please revise accordingly.

Use of Proceeds, page 13

10. Please revise to show only the net proceeds from the offering and the principal purposes for which the net proceeds will be used, rather than combining the net proceeds with existing working capital. However, please include a disclosure regarding the manner in which you intend to use your current working capital in an appropriate place in the filing, such as the Plan of Operations section.

Information with Respect to the Registrant, page 17

11. Please discuss the demand for relocation services in Maharashtra, Goa, and Karnataka. Please refer to Item 101(h)(4)(i) of Regulation S-K.

12. We note that you will provide certain relocation services through third-party vendors. Please describe the market for and availability of such vendors' services.

13. Please discuss the effects on your business of the Indian government's regulation of foreign businesses relocating to India. Please refer to Item 101(h)(4)(ix) of Regulation S-K.

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations, page 24</u>

<u>Liquidity and Capital Resources, page 24</u>

14. We note your disclosure that minimum expenses for the full implementation of your business plan over the next ten to twelve months will be approximately $45,000. However, the chart on page 13 indicates that approximately $40,000 will be used for the implementation of your business plan within the first twelve months after the completion of the offering, and your disclosure on page 4 indicates that you require $50,000 to fund operations in the next twelve months. Please revise or clarify.

<u>Corporate Governance, page 27</u>

15. Please revise to clarify that your sole director is not independent.

<u>Exhibits</u>

16. We note your reference on page 15 to a Subscription Agreement. Please file as an exhibit the form of Subscription Agreement you plan to use for purposes of purchasing shares in this offering.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Robyn Manuel, Staff Accountant, at (202) 551-3823 if you have any questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg, Attorney Adviser, at (202) 551-3342, or Lilyanna Peyser, Special Counsel, at (202) 551-3222 or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Lilyanna L. Peyser for

Mara L. Ransom
Assistant Director